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                      March 6, 2023

       Man Chung Chan
       Chief Executive Officer
       Cosmos Group Holdings Inc.
       37/F, Singapore Land Tower
       50 Raffles Place
       Singapore, 048623

                                                        Re: Cosmos Group
Holdings Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Form 10-Q for the
Quarterly Period Ended June 30, 2022
                                                            File No. 000-55793

       Dear Man Chung Chan:

               We issued comments to you on the above captioned filings on September 22, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by March 21, 2023.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Lorie Empie at (202) 551-3714 or Matthew Derby at
(202) 551-3334 with
       any questions.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Crypto Assets